

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2018

Xi Zhen Ye
Chief Executive Officer
W O Group, Inc.
7702 E Doubletree Ranch Road
Scottsdale, AZ 85258

  Re: W O Group, Inc.
    Registration Statement on Form 10-12G
    Filed October 26, 2018
    File No. 000-55996

Dear Mr. Ye:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Information Technologies
         and Services